                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       Fidelity National Financial, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
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                         (Title of Class of Securities)

                                  316326 10 7
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                                 (CUSIP Number)

                              Allan P. Kirby, Jr.
                              14 East Main Street
                                  P.O. Box 90
                         Mendham, New Jersey 07945-0090
                                 (973) 543-2200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 20, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO.  316326 10 7

----------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Allan P. Kirby, Jr.

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                        (b) [  ]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

                Not applicable

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [  ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

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     NUMBER OF              7      SOLE VOTING POWER
       SHARES                           4,220,369
    BENEFICIALLY        ----------------------------------------------------------------------------------------
      OWNED BY              8      SHARED VOTING POWER
        EACH                            0
     REPORTING          ----------------------------------------------------------------------------------------
       PERSON               9      SOLE DISPOSITIVE POWER
        WITH                            4,220,369
                        ----------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                        0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,220,369
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.4%
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   14      TYPE OF REPORTING PERSON*
                IN
----------------------------------------------------------------------------------------------------------------


*        See instructions before filling out!

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Item 1.  Security and Issuer.

         This statement relates to the common stock, par value of $.0001 per share (the "Common Stock"), of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), having its principal executive offices at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614.

Item 2.  Identity and Background.

         (a) through (c).

         Pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), and pursuant to Rules 13d-1 and 13d-5 promulgated thereunder, this statement is being filed on behalf of Mr. Allan P. Kirby, Jr. ("Mr. Kirby"):

Name and Business Address         Present Principal Occupation
-------------------------         ----------------------------
Allan P. Kirby, Jr.               President, Liberty Square, Inc. (investments)
14 East Main Street               14 East Main Street
P.O. Box 90                       P.O. Box 90
Mendham, New Jersey 07945         Mendham, New Jersey 07945;
                                  Management of family and personal affairs

         (d) During the last five years Mr. Kirby has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years Mr. Kirby has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Kirby is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

         The shares of Common Stock of Fidelity reported herein as beneficially owned by Mr. Kirby were acquired in the merger of Chicago Title Corporation with and into Fidelity on March 20, 2000 (the "Merger").

Item 4.  Purpose of Transaction.

         Mr. Kirby has no present plans or proposals which relate to or would result in any of the following:

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         (a) The acquisition of additional securities or, except as described below, the disposition of securities of Fidelity;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Fidelity or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Fidelity or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of Fidelity, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (e) Any material change in the present capitalization or dividend policy of Fidelity;

         (f) Any other material change in Fidelity's business or corporate structure;

         (g) Changes in Fidelity's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Fidelity by any person;

         (h) Causing a class of securities of Fidelity to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Fidelity becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         Mr. Kirby currently intends to dispose of certain of the shares of Common Stock of Fidelity which he beneficially owns. Such disposition may be made in one or more open market sales or privately negotiated transactions. Mr. Kirby intends to review from time to time his holdings of Fidelity securities and reserves the right to acquire or dispose of Fidelity securities, whether through open market purchases or otherwise.

Item 5.  Interest in Securities of the Issuer.

         (a) As of March 20, 2000, Mr. Kirby beneficially owned 4,220,369 shares, or approximately 6.4 percent of the outstanding shares, of the Common Stock of Fidelity. Such amount consists of 1,731,582 shares held directly by Mr. Kirby; 2,481,307 shares held by a trust of which Mr. Kirby is co-trustee and beneficiary; and 7,480 shares which may be acquired by Mr. Kirby upon exercise of options which are vested and exercisable immediately. The percentage amount set forth above is based upon the number of shares of Fidelity Common Stock issued and outstanding as of March 13, 2000, as described in


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

Fidelity's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, plus the additional shares of Fidelity Common Stock that Fidelity issued in the Merger as described in Fidelity's press release dated March 27, 2000.

         (b) Mr. Kirby has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all of the foregoing shares of Fidelity Common Stock.

         (c) Except as indicated in Item 3, Mr. Kirby has not effected any transactions in Fidelity Common Stock in the 60-day period ended as of the date hereof.

         (d) To the best knowledge of Mr. Kirby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Fidelity Common Stock reported herein as beneficially owned by Mr. Kirby.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 30, 2000

                                          /s/ Allan P. Kirby, Jr.
                                          --------------------------------------
                                          Allan P. Kirby, Jr.


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